[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Fried, Frank, Harris, Shriver & Jacobson LLP 801 17th Street, NW Washington, DC 20006 Tel: +1.202.639.7000 Fax: +1.202.639.7003 www.friedfrank.com

December 12, 2023

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	FrontView REIT, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-11
Confidentially Submitted October 31, 2023
CIK No. 0001988494

Ladies and Gentlemen:

This letter sets forth the response of FrontView REIT, Inc. (the “Company”), to the comment letter, dated November 16, 2023 of the staff of the Division of Corporate Finance (the “Staff”) with respect to Amendment No. 1 to the Company’s draft Registration Statement on Form S-11 (“Amendment No. 1”), confidentially submitted on October 31, 2023. This letter is being submitted confidentially with Amendment No. 2 to the Draft Registration Statement on Form S-11 (“Amendment No. 2”).

Your numbered comments with respect to Amendment No. 1 are reproduced below in bold text. The Company’s responses thereto are set forth immediately following the reproduced comment to which they relate. All references to page numbers in the Company’s responses are to the page numbers in Amendment No. 2. Capitalized terms used herein without definition have the meanings given in Amendment No. 2.

Amendment No. 1 to Draft Registration Statement on Form S-11

Our Business and Growth Strategies, page 3

1.
We note your response to prior comment 5.  Please clarify the term “last look.”

In response to the Staff’s comment, the Company has deleted references to the term “last look” on pages 4 and 91 of Amendment No. 2.

Risk Factors

We have identified a material weakness . . ., page 29

2.
We note your response to prior comment 6; however, you have not clarified the status of the material weaknesses. Please disclose when the company expects the material weaknesses to be remediated or advise.

In response to the Staff’s comment, the Company has revised the disclosure on page 29 of Amendment No. 2.

Division of Corporation Finance - Office of Real Estate & Construction
United States Securities and Exchange Commission
December 12, 2023

Distribution Policy, page 54

3.
Please describe in detail the restrictions in your debt agreements and their potential impact on your ability to pay the distributions at the rates identified.

The Company advises the Staff that the reference on page 54 of Amendment No. 2 to prohibitions or limitations on distributions contained in its debt agreements refers only to default or event of default events in the Company’s New Revolving Credit Facility and its New Delayed Draw Term Loan. The Company has revised the disclosure on page 54 of Amendment No. 2.  There are no prohibitions or restrictions on its ability to pay distributions under its existing debt agreements that will continue upon closing of the initial public offering

Dilution, page 58

4.
We note your response to prior comment 8 and we reissue the comment because our comment related to note (1) and (2) to the second table within your dilution disclosure. Please tell us how the information in note (1) and note (2) to the table on page 59 are reflective of the effective cash contribution. Please refer to Item 506 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 58 of Amendment No. 2.

Management's Discussion and Analysis...

Factors that Affect our Results of Operations and Financial Condition, page 62

5.
You state in response to prior comment 10 that all your leases are net leases; however, you have not clarified whether your leases are single net lease, double net lease or triple net lease. Nor have you provided a more detailed description of how many of these leases you have in each of these categories. Please provide this disclosure or advise.

In response to the Staff’s comment, the Company has included definitions of “triple net leases” and “double net leases” on pages iv and vi of Amendment No. 2, as well as disclosure of how many leases are in each category on page 99 of Amendment No. 2.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-2

6.
We note you state that the unaudited pro forma condensed consolidated statement of operations for the six months ended June 30, 2023 and for the year ended December 31, 2022 gives effect to the Company’s initial public offering and certain other completed and proposed transactions, as if these events had occurred on January 1, 2023 and January 1, 2022, respectively. Please revise your unaudited pro forma condensed consolidated statement of operations for the six months ended June 30, 2023 to give effect to such transactions as if the events occurred on January 1, 2022, the beginning of the fiscal year presented. Reference is made to Rule 11-02 of Regulation S-X.

In response to the Staff’s comment, the Company has revised its disclosure on pages 18, 59, F-2 and F-4 of Amendment No. 2 to give effect to its initial public offering and certain other completed and proposed transactions, as if these events had occurred on January 1, 2022.

Division of Corporation Finance - Office of Real Estate & Construction
United States Securities and Exchange Commission
December 12, 2023

7.
We note your adjustment (J). Please tell us how you determined it was appropriate to reflect a gain on joint venture acquisition within the unaudited pro forma condensed consolidated statement of operations for the six months ended June 30, 2023 and for the year ended December 31, 2022, as opposed to just one such statement. Reference is made to Rule 11-02 of Regulation S-X.

In response to the Staff’s comment, the Company has revised its disclosure in adjustment (I) (which was previously (J)) on page F-6 of Amendment No. 2 to reflect the gain on the joint venture acquisition within the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2022.

8.
We note your adjustment (J). It does not appear that you have reflected an adjustment for the accretion of fair value increment of assumed indebtedness within your unaudited pro forma condensed consolidated statements of operations. Please advise or revise.

In response to the Staff’s comment, the Company has revised its disclosure in adjustment (I) (which was previously (J)) on page F-10 of Amendment No. 2. Specifically, the adjustment for the accretion of fair value increment of assumed indebtedness is reflected in the Interest expense row of the unaudited pro forma condensed consolidated statement of operations.

Partners' Capital, page F-34

9.
We note your response to prior comment 21. Please enhance your disclosure within the notes to your audited financial statements to convey similar disclosure to that which you added on page F-62 to your interim financial statements.

In response to the Staff’s comment, the Company has revised the disclosure in Note 7 to its audited financial statements on page F-35 of Amendment No. 2.

Convertible Non-Controlling Preferred Interests, page F-35

10.
We note your response to prior comment 22. Please additionally provide this policy disclosure within the notes to your audited financial statements.

In response to the Staff’s comment, the Company has revised the disclosure in Note 9 to its audited financial statements on page F-36 of Amendment No. 2.

If you have any questions or comments concerning this submission, please do not hesitate to contact me at (202) 639-7486.

Very truly yours,

/s/ Stuart A. Barr
Stuart A. Barr

cc:          FrontView REIT, Inc.

Stephen Preston
Co-Chief Executive Officer and Co-President

Randall Starr
Co-Chief Executive Officer and Co-President